Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, NY 10178

December 8, 2005

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Healthcare Acquisition Partners Corp. – Amendment No. 1 to Registration Statement on Form S-1

Ladies/Gentlemen:

We are transmitting for filing Amendment No. 1 to the Registration Statement on Form S-1 (the “Registration Statement”) of Healthcare Acquisition Partners Corp.

The Registration Statement was initially filed on October 14, 2005. The Amendment No. 1 to the Registration Statement being filed today responds to comments of the Staff contained in a letter dated November 21, 2005. A memorandum containing Healthcare Acquisition Partners Corp.’s specific responses to the Staff’s comments is attached.

Please direct any questions regarding the attached filing to the undersigned at 212-309-6127, or to Howard Kenny at 212-309-6843.

Thank you.

Very truly yours,

/s/ Christopher O. Hathaway

Christopher O. Hathaway

cc:	Healthcare Acquisition Partners Corp.

FTN Midwest Securities Corp.

Jack Kantrowitz, Esq.

General

1.	Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter or a call from the NASD that the NASD has finished its review and has no additional concerns regarding the underwriting arrangements in this offering.

Response: The Company acknowledges the Staff’s comment.

2.	If FTN Midwest Securities Corp. (“FTN”) or any other affiliated broker-dealer intends to be a market-maker with respect to the securities being registered, such market-making activities require registration because of the unavailability of the Section 4(3) exemption -to an affiliate. Registration can be accomplished by referencing the market-making transactions on the cover page of the registration statement and including appropriate disclosure concerning the possibility of such activities in the prospectus. The broker-dealer would have continuing prospectus delivery requirements.

Response: The Company asknowledges the Staff’s comment and has amended the filing to include a market-maker prospectus by making the suggested changes on the cover page of the Prospectus and under “Underwriting”.

3.	In addition, the NASD may raise certain concerns and require the filing of a Schedule E requiring certain involvement of an independent member.

Response: The Company acknowledges the Staff’s comment.

4.	Please tell us the reason the Rule 434 box was checked on the registration statement cover and advise us of the prospectus delivery intentions of the company concerning the rule. If a term sheet is to be used, please furnish a copy.

Response: The amended Registration Statement no longer has the Rule 434 box checked.

5.	We note that the company has included the “red herring” legend on the prospectus cover page. Please confirm, if true, that the company and the underwriter have commenced their preliminary distribution of the prospectus utilizing this initial filing of the prospectus. We may have further comment.

Response: Neither the Company nor the Underwriter have commenced any preliminary distribution of the prospectus. The “red herring” legend was included out of prudence because the document is publicly available.

Summary, page 1

Our Company

6.	Please provide a definition of “operating business in the healthcare sector.” Currently the disclosure is so general and generic so as to leave it unclear the type of business the company is seeking to acquire. Such additional disclosure should include examples of companies operating in this business sector.

Response: The Company has added the requested disclosure on page 1 of Amendment No. 1 in response to the Staff’s comment.

7.	Please provide the source for the information regarding US health spending on page 1. Also, provide the source of the similar information on page 29.

Response: The Company has added disclosure regarding the sources of the information on pages 1 and 29.

8.	We note the following statement contained on pages eight and 31 of your prospectus: “We do not have any specific business combination under consideration, and neither we, nor any representative acting on our behalf, has had any contacts with any target businesses regarding a business combination, nor taken any direct or indirect actions to locate or search for a target business regarding a business combination.” If true, please include such disclosure at the forefront of your summary section.

Response: The Company has added the requested disclosure on page 1 of Amendment No. 1 in response to the Staff’s comment.

Our Initial Stockholder

9.	We note that FTN, the underwriter for your offering, is currently the ultimate beneficial owner of 100’% of the issued and outstanding shares of the company. We also note that managing directors of FTN also hold positions as directors of the company. We further note your disclosure that, while the common stock held by your Initial Stockholder (Healthcare Acquisition Partners Holdings, LLC, hereinafter referred to as “Holdings LLC”)) and the memberships interests of the intermediate holding companies between you and FTN will be subject to lockup agreements, each of the intermediate holding companies may also be dissolved at FTNs discretion as early as the completion of the offering. Please expand your disclosure to elaborate the circumstances under which such intermediate holding companies would be dissolved upon the completion of the offering.

Response: The members of the intermediate holding companies will agree that such entities may not be dissolved prior to the date that is six months after completion of a business offering or the date of the Company’s liquidation. The Company has added disclosure reflecting such changes on pages 2 and 50 of Amendment No. 1.

10.	Additionally, in the appropriate sections of your prospectus, please disclose how the initial grant and subsequent vesting of membership interests in Holdings LLC to Messrs. Voris, Yetter, and Millon would be affected by such dissolutions.

Response: Please see the Company’s response to Comment #9.

11.	Please file copies of the Underwriting Agreement, all lockup agreements, and agreements evidencing such stock grants and vesting with your next amendment.

Response: The Company acknowledges the Staff’s comment.

12.	Also in the appropriate sections of your prospectus, please disclose the manner by which all obligations currently noted to be undertaken by Holdings LLC will be addressed upon any dissolution of Holdings LLC, including but not limited to the agreement to vote all of the shares of common stock owned by Holdings LLC prior to the consummation of this offering in accordance with the majority of the shares of common stock voted by the public stockholders as well as the agreement not to acquire any additional shares of the registrant in connection with or following the Proposed Offering.

Response: Please see the Company’s response to Comment #9.

The Offering, page 3

13.	Please disclose the factors you considered in determining to value this offering at $100,000,002. What factors were considered when determining that you might need $89,595,000 in the trust fund to effect the business combination contemplated by the registration statement? We note your disclosure with respect to the per share offering price on page 54 and that “the determination of our offering price is more arbitrary than the pricing of securities for an operating company in a particular industry since the underwriters are unable to compare our financial results and prospects with those of public companies operating in the same industry,” but it does not appear as though the determination to value the offering at this amount is an arbitrary decision and we would like to know the specific factors and motivations behind the valuation. This includes the time period before the company’s corporate existence was established on August 15, 2005 and encompasses any and all evaluations and/or discussions that may have taken place prior to the involvement of the principals with the formal entity of Healthcare Acquisition :Partners Corp. In light of your Underwriter’s (and, by extension, your management’s) extensive and high-level experience effecting acquisitions, the precise nature of such parties knowledge about their ability to effect a combination with a company whose fair market value is equal to at least 80% of the company’s net assets may be material information for which appropriate disclosure is required. We may have further comment.

Response: The Company has added disclosure to page 2 of Amendment No. 1 in response to the Staff’s comment.

14.

Disclose here, and elsewhere as appropriate, whether the redemption of the warrants by the company would include the warrants held by FTN as a result of the exercise of the Underwriters’ option, whether FTN has the right to consent before the company can exercise its redemption rights, and if so, discuss the conflict of interest that result from FTN having the right to consent before the company exercises its redemption rights. Alternatively, if such warrants are not included, discuss the reasons why such warrants are not included.

Response: The Company has added disclosure to page 4 of Amendment No. 1 in response to the Staff’s comment. As a general matter, any transaction giving rise to a potential conflict of interest will require the approval of our independent directors or the members of our board who do not have an interest in the transaction.

15.	Additionally, please disclose the reasons for predicating the redemption of warrants, in part, upon the last sales price of your common stock equaling or exceeding $8.50 per share for any 20 trading days within a 30 trading day period ending three business days before sending the notice of redemption.

Response: The Company has added disclosure to page 52 of Amendment No. 1 in response to the Staff’s comment.

16.	We note the disclosure on page five and throughout your registration statement that: “In connection with the vote required for our initial business combination, our initial stockholder has agreed to vote all of the shares of common stock owned by it immediately before the consummation of this offering in accordance with the majority of the shares of common stock voted by the public stockholders.” Please disclose what is meant by “in accordance with the majority.” For example, does it mean that such insiders will vote their shares in the same proportion as the vote by the public stockholders? Does it mean that such insiders will vote the entirety of their Insider Shares either for or against a Business Combination, as determined by the totality of the public stockholder vote? Does it mean something else?

Response: The Company has clarified the disclosure on pages 5, 14 and 50 of Amendment No. 1 in response to the Staff’s comment.

17.	We note your disclosure that Holdings LLC will agree not to purchase any additional shares of common stock prior to the completion of a business combination. However, we note that no such disclosure or agreement has been provided with respect to the beneficial owners of Holdings LLC or the members of your management team who will receive membership interests in Holdings LLC. Accordingly, please provide disclosure with respect to the conversion rights to discuss the relative benefits and financial advantages to utilization of such feature by such members of your management and the other beneficial owners of Holdings LLC compared to the public stockholders who are not members of your management or the beneficial owners of Holdings LLC. This disclosure should include, in part, an analysis and comparison of the financial consequences of the exercise of the conversion right when exercised by such parties. We may have further comment.

Response: The Company has added disclosure on pages 6, 36 and 50 of Amendment No. 1 in response to the Staff’s comment.

Risk Factors, page 8

18.	In the last sentence of the first risk factor, please delete the statement in parentheses regarding interest income from the proceeds of your offering, as any interest income would be classified as non-operating income rather than revenue.

Response: The Company has deleted the statement in response to the Staff’s comment.

19.	We note the reference in risk factor six to completing a business combination with a company that is financially unstable or a development stage company. If you have determined these are criteria that will be used to target businesses in your industry, please revise the business section accordingly. Also, please explain how you plan to meet the requirement that the target business meet the 80% of assets test if you find a development stage company. We may have further comment.

Response: The Company has revised the disclosure in risk factor six in response to the Staff’s comment.

20.	Discuss in greater detail in risk factor nine whether management intends to stay after the business combination and whether this will be part of the negotiation of the agreement with the target company. We may have further comment.

Response: The Company has revised the disclosure on page 10 of Amendment No. 1 in response to the Staff’s comment.

21.	Please avoid the generic conclusions you reach in several of your risk factor narratives and subheadings that the risk could “adversely affect” or “negatively impact” your business, or other such similar yet generic results on your business, financial condition, or results of operations. Instead, replace this language with specific disclosure of how your business, financial condition and operations would be affected.

Response: The Company has revised the disclosure on pages 11, 17, 18 and 20 of Amendment No. 1 in response to the Staff’s comment.

22.	Clearly state in risk factor 11 those individuals that are affiliated with entities engaged in business activities similar to your business. Add similar disclosure in the management section.

Response: The Company has revised the disclosure on page 11 of Amendment No. 1 in response to the Staff’s comment.

23.	Add a risk factor discussing the initial stockholder is controlled by the underwriter for this offering.

Response: The Company has added the disclosure on page 12 of Amendment No. 1 in response to the Staff’s comment.

24.	Each risk factor should only briefly discuss the risk. This should consist of no more than two short paragraphs. Currently risk factor 32 is too detailed for the risk factors section. Please revise and relocate more specific disclosure to the business section.

Response: The Company has revised the disclosure in risk factor 32 and relocated more specific disclosure to the business section on page 30 of Amendment No. 1 in response to the Staff’s comment.

25.	Please include a risk factor with respect to the structure of this offering and its similarity to numerous blank check offerings underwritten on a firm commitment basis that recently have been registered with the Commission. Include reference to the total number of such offerings, the amount of funds currently held in trust, and whether the blank checks have engaged in the desired business combination outlined in the prospectus. The risk factor should include reference to not only those offerings which are currently seeking business combination transactions, but also those proposed offerings which are currently in registration with the Commission. Further, reference should be made to the aggregate amount in proceeds that are specified for the trust accounts of the pending offerings.

Response: The Company has added the requested disclosure on page 16 of Amendment No. 1 in response to the Staff’s comment.

Use of Proceeds, page 22

26.	Please clarify the amount of offering expenses already paid from the funds that you disclose were received from your initial stockholder.

Response: The Company has added the requested disclosure on page 23 of Amendment No. 1 in response to the Staff’s comment.

27.	In the use of proceeds table, use of net proceeds not held in trust, we note the line item of $400,000 for “[1]egal, accounting, and other expenses attendant to the due diligence investigations, structuring and negotiations of a business combination.” Please explain these expenses in more detail. We also note another line item of $500,000 allocated to “[d)ue diligence of prospective target businesses.” Please explain why there are two separate amounts for due diligence and indicate which line item of due diligence would be used to pay officer and directors for their performance of due diligence. Finally, reconcile theses expenses with the disclosure in the MD&A section.

Response: The Company has revised the disclosure in the use of proceeds table and related disclosure on pages 22, 23 and 28 of Amendment No. 1 in response to the Staff’s comment. The first line item is for third party expenses, such as legal and accounting fees, and the second line item is for internal expenses, such as reimbursement of out-of-pocket expenses. The amounts have been revised to allocate $650,000 for third party expenses and $150,000 to internal costs.

28.

Please clearly indicate which line item will be allocated to pay fees to third party consultants to assist the company’s search for a target business. Please clearly indicate whether any of the reimbursements to stockholders for out-of-pocket expenses will be for their payments to third parties for third parties’ performance of due diligence.

Response: The first due diligence line item of $650,000 will be used to pay fees to third party consultants. None of the reimbursements to stockholders for out-of-pocket expenses will be for their payments to third parties for third parties’ performance of due diligence.

29.	We note that the company states that “The proceeds held in the trust account may be used as consideration to pay the sellers of a target business with which we ultimately complete a business combination. Any amounts not paid as consideration to the sellers of the target business may be used to finance operations of the target businesses.” Please discuss all possible uses of the proceeds held in trust if such funds are released to the company. Please include discussion of any finder’s fees and expenses that may be in addition to those expenses to be paid from the net proceeds not held in trust. Please reconcile this disclosure with the disclosure in the MD&A section.

Response: The Company has added disclosure on pages 22, 23, 27 and 28 of Amendment No. 1 in response to the Staff’s comment.

30.	Please clarify which line items in the use of proceeds table the reimbursements will be paid from.

Response: The Company has revised the disclosure in the use of proceeds table on page 22 of Amendment No. 1 in response to the Staff’s comment.

Proposed Business, page 29 Competitive Advantages

31.	Please provide the basis for your belief that your focus on healthcare and management’s experience with such companies will provide you with “a strong competitive advantage,” the belief that “our expertise in advising and financing companies in particular industries within the healthcare sector will enable us to identify acquisition opportunities,” and the belief that management’s experience and contacts in the healthcare sector “should attract well-positioned prospective acquisition candidates,” or remove.

Response: The Company has removed this language in response to the Staff’s comment.

Effecting a Business Combination

32.

In light of the company’s requirement that any acquisition must be of a company with a fair market value equal to at least 80% of the company’s net assets, discuss how the company would be able to effectuate a business combination with more than one target business. In addition, add disclosure to discuss the special issues and concerns that would arise in attempting to consummate the acquisition of several operating businesses at the same time.

Response: The Company has added disclosure on page 34 of Amendment No. 1 in response to the Staff’s comment.

Fair Market Value of target business, page 33

33.	We note the statement that “If our board is not able to determine on its own that the target businesses have a sufficient fair market value or if a conflict of interest exists with respect to such determination, we will obtain an opinion from an unaffiliated, independent investment banking firm which is a member of the National Association of Securities Dealers, Inc., or NASD, with respect to the satisfaction of such criteria.” In light of the substantial interests represented by both the equity position currently held by FIN (and, by extension, members of the board), and the Underwriter’s Purchase Option, both of which would become worthless should a business combination not occur, please advise the Staff as to the circumstances under which a conflict would not exist with the board’s determination of a transaction’s market value.

Response: It is in the board’s interest to obtain the best possible outcome, which aligns generally with the interests of our future stockholders. Conflicts may exist, but the interests held by members of the board do not represent substantial investments on their part, therefore lessening the potential implications of such conflicts. The Company will obtain an opinion if the board determines it to be necessary and appropriate to determine fair market value.

Management, page 40

34.	Disclose Mr. Voris’ business experience from 2004 to the present.

Response: The Company has revised the biography of Mr. Voris in response to the Staff’s comments.

35.	For each business experience listed, name the company, describe the business if not clear from the name, and state the beginning and ending dates of employment.

Response: The Company has revised the management biographies in response to the Staff’s comments.

36.	Add disclosure in this section of the various conflicts of interest and how they will be handled.

Response: The Company has added such disclosure in response to the Staff’s comments.

Audit Committee; page 41

37.	We note your disclosure that you intend to establish and maintain an audit committee to monitor compliance with the terms relating to this offering. Please eleborate upon such intentions, including but not limited to the timing of such committee’s establishment and the powers with which it may take all action necessary to rectify such noncompliance. We note your cross-reference in this section to “Proposed Business- Amended and Restated Certificate of Incorporation” but see no discussion located therein.

Response: This issue remains unresolved for the time being, but it will be addressed prior to distribution of a preliminary prospectus.

Executive Compensation, page ,41

38.	Specifically state the percent interest in the initial stockholder that will be granted to your officers and directors.

Response: The Company has added disclosure on page 44 of Amendment No. 1 in response to the Staff’s comment.

Transactions with Management, page 44

39.	Specifically name the promoters and make clear that they “are” promoters, rather than we consider them to be our promoters.

Response: The Company has added this disclosure on page 48 of Amendment No. 1 in response to the Staff’s comment.

Principal Stockholders, page 45

40.	Disclose the control person(s) for FTN Midwest Securities Corp.

Response: The Company has added this disclosure on page 49 of Amendment No. 1 in response to the Staff’s comment.

41.	We note reference to Rule 462(b) in this section. Prior to going effective, supplementally confirm that you have no intention of increasing the offering size.

Response: The Company acknowledges the Staff’s comment.

Underwriting, page 53

42.

Please advise whether FTN or any members of the underwriting syndicate will engage in any electronic offer, sale or distribution of the shares and describe their procedures. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures. Briefly describe any electronic distribution in the filing, and confirm, if true, that the procedures you will follow with respect to any electronic distribution will be consistent with those previously described to and cleared by the Office of Chief Counsel.

Response: There will be no such electronic offer, sale or distribution.

43.	Tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

Response: The Company has no such arrangements.

44.	Clearly name those states where you will offer and sell the units in this offering.

Response: The units in this offering will only be sold to “qualified institutional buyers” and to “accredited investors.” The Company will not apply to register or qualify the units at the state level. The Company has revised the disclosure on page 56 of Amendment No. 1 to reflect these changes.

45.	Please advise us whether the company or the underwriters intend to conduct a directed share program in conjunction with this offering.

Response: There is no intention to conduct a directed share program.

Agreements with respect to Business Opportunities, page 56

46.	We note the following disclosure throughout the prospectus: “We have entered into agreements with FTN Midwest Securities Corp. and certain officers and directors, under the terms of which each of them has agreed to present to us for our consideration any opportunity to acquire all or substantially all of the outstanding equity securities of, or otherwise acquire a controlling equity interest in, an operating business in the healthcare, or a healthcare-related, sector, provided that they are under no obligation to present to us any opportunity involving a business in the healthcare, or a healthcare-related, sector seeking a strategic combination with another operating business in the healthcare, or a healthcare-related, sector.” Please advise the staff as to the meaning of this sentence.

Response: The Company has signed such agreements with FTN Midwest Securities Corp., Pat LaVecchia and Sean McDevitt. It is anticipated that if FTN is aware of a potential business acquisition in the healthcare sector, FTN will make the Company aware of such opportunity. However, in certain cases FTN may be engaged by the owners of a healthcare business seeking to acquire or merge with another operating company in this industry. In that situation, it would not be practicable to present the opportunity to the Company.

Financial Statements

Notes to Financial Statements

Note 1- Organization, Business Operations and Significant Accounting Policies, F-7

47.	Please revise to include your policy for income taxes in accordance with SFAS 109.

Response: The Company has added this disclosure on page F-8 of Amendment No. 1 in response to the Staff’s comment.

Note 2- Proposed public offering, F-8

48.	Please revise to include a brief discussion of how you determined the fair value of the unit purchase option granted to FTN Midwest Securities Corp. Your disclosure should include the methodology you used, the assumptions used, and how the assumptions were determined.

Response: The Company has added this disclosure on page F-8 of Amendment No. 1 in response to the Staff’s comment.

Note. 3-Commitments, F-8

49.	Please ensure all commitments are appropriately disclosed. For example, we noted from your disclosures on page 43 (Certain Relationships and Related Transactions) that you may pay a finders’ fee to FTN Midwest Securities in connection with a business combination. Please revise to include the extent of any such fees.

Response: The Company has removed the language on page 46 (and elsewhere) of Amendment No. 1 in response to the Staff’s comment. No commitment regarding a finders fee is in place at this time.

Exhibit 23

50.	Provide a current consent of the independent accountant in any amendment.

Response: The Company acknowledges the Staff’s comment. A current consent has been provided with Amendment No. 1.